As filed with the United States Securities and Exchange Commission November 13, 2006.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
NII Holdings, Inc.
(Name of Subject Company (Issuer))

NII Holdings, Inc.
(Name of Filing Person – (Offeror))

3 1/2% Convertible Notes due 2033
(Title of Class of Securities)

62913F AA0 and 62913F AD4
(CUSIP Number of Class of Securities)

Robert J. Gilker, Esq.
Vice President, General Counsel and Secretary
NII Holdings, Inc.
10700 Parkridge Boulevard, Suite 600
Reston, Virginia 20191
(703) 390-5100
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of the Filing Persons)
Copies to:
Robert E. Spicer, Jr., Esq.
Williams Mullen
A Professional Corporation
1021 East Cary Street
Richmond, Virginia 23219
(804) 643-1991
Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee
$440,495,539	$47,133

(1)	Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the tender of all of our outstanding 3 1/2% Convertible Notes due 2033 for conversion into shares of our common stock. If all of the notes are validly tendered and not withdrawn, we will pay to the holders thereof an aggregate of $4,568,100 in cash plus accrued and unpaid interest on the Notes up to (but not including) the conversion date of $781,653 and issue to the holders thereof an aggregate of 6,852,150 shares of our common stock having an aggregate market value of $435,145,786 (based on the average of the high and low trading prices of our common stock on the Nasdaq Global Select Market on November 9, 2006).
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT
     This Tender Offer Statement on Schedule TO (this “Schedule TO”) is being filed by NII Holdings, Inc., a Delaware corporation (the “Company”), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, in connection with its offer to pay a cash premium of $50.00 (the “Inducement Premium”), plus accrued and unpaid interest up to (but not including) the conversion date, for each $1,000 principal amount of the Company’s 3 1/2% Convertible Notes due 2033 (the “Notes”) that is validly tendered for conversion into shares of its common stock, par value $0.001 per share. This offer shall commence on the filing date hereof and shall expire at 5:00 p.m., New York City time, on December 12, 2006, unless extended or earlier terminated by the Company (the “Special Conversion Period”). This offer will be made on the terms and subject to the conditions described in the Offering Circular, dated November 13, 2006 (the “Offering Circular”), and the Letter of Transmittal (which together, as they may be amended and supplemented from time to time, constitute the “Offer”).
     The Notes are currently convertible into shares of the Company’s common stock at a conversion rate of 75.00 shares per $1,000 principal amount of Notes, or a conversion price of approximately $13.33 per share of its common stock. A Note holder who tenders Notes for conversion during the Special Conversion Period will receive 75.00 shares of the Company’s common stock and the Inducement Premium per $1,000 principal amount of Notes tendered, plus accrued and unpaid interest up to (but not including) the conversion date.
Item 1. Summary Term Sheet.
     The information set forth in the Offering Circular under the heading “Summary — Summary of the Offer” and “Questions and Answers About the Offer” is incorporated herein by reference.
Item 2. Subject Company Information.
     (a) Name and Address. The issuer of the securities subject to the Offer is NII Holdings, Inc., a Delaware corporation. The Company’s executive offices are located at 10700 Parkridge Boulevard, Suite 600, Reston, Virginia 20191. The Company’s telephone number is (703) 390-5100.
     (b) Securities. The subject class of securities is the Company’s 3 1/2% Convertible Notes due 2033. As of November 13, 2006, $91,362,000 million aggregate principal amount of Notes were outstanding.
     (c) Trading Market and Price. The Notes are not listed on any national securities exchange, but are designated for trading in The PORTAL Market. To the knowledge of the Company, the Notes are traded infrequently in transactions arranged through brokers, and reliable market quotations for the Notes are not available.
Item 3. Identity and Background of Filing Person.
     (a) Name and Address. NII Holdings, Inc. is the filing person and subject company. The business address and telephone number of the Company are set forth under Item 2(a) of this Schedule TO are incorporated herein by reference.
     As required by General Instruction C to Schedule TO, the following persons are the directors, executive officers or controlling persons of the Company as of the date of this Schedule TO:

Name	Position
Steven M. Shindler	Chief Executive Officer and Director
Lo van Gemert	President and Chief Operating Officer
Byron R. Siliezar	Vice President and Chief Financial Officer
Robert J. Gilker	Vice President, General Counsel and Secretary
John McMahon	Vice President of Business Operations
Alan Strauss	Vice President of Engineering and Chief Technology Officer
Daniel E. Freiman	Vice President and Controller
Catherine E. Neel	Vice President and Treasurer
Jose Felipe	President of Nextel Mercosur
Peter A. Foyo	President of Nextel Mexico
Miguel E. Rivera	President of Nextel Peru
Steven P. Dussek	Director
Neal P. Goldman	Director
Charles M. Herington	Director
Carolyn Katz	Director
Donald E. Morgan	Director
John W. Risner	Director
George A. Cope	Director
John Donovan	Director
     The address of each director and executive officer listed above is c/o NII Holdings, Inc., 10700 Parkridge Boulevard, Suite 600, Reston, Virginia 20191 and each such person’s telephone number is (703) 390-5100.
Item 4. Terms of the Transaction.
     (a) Material Terms. The information set forth in the Offering Circular under the headings “Summary — Summary of the Offer,” “Procedures for Participating in the Offer,” “The Offer” and “Certain United States Federal Income Tax Considerations” is incorporated herein by reference.
     (b) Purchases. No officer, director or affiliate of the Company is a beneficial owner of Notes. Accordingly, we do not anticipate that any officer, director or affiliate of the Company will participate in the Offer.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
     (e) Agreements Involving the Subject Company’s Securities.
     Standstill Agreement
     As part of our Revised Third Amended Joint Plan of Reorganization, we entered into a Standstill Agreement with Nextel Communications, Inc. and certain of our noteholders pursuant to which Nextel Communications and its affiliates agreed not to purchase (or take any other action to acquire) any of our equity securities, or other securities convertible into our equity securities, that would result in Nextel Communications and its affiliates holding, in the aggregate, more than 49.9% of the equity ownership of us on a fully diluted basis, which we refer to as the “standstill percentage,” without prior approval of a majority of the non-Nextel Communications members of the Board of Directors. We agreed not to take any action that would cause Nextel Communications to hold more than 49.9% of our common equity on a fully diluted basis. If, however, we take action that causes Nextel Communications to hold more than 49.9% of our common equity, Nextel is required to vote all shares in excess of the standstill percentage in the same proportions as votes are cast for such class or series of our voting stock by stockholders other than Nextel Communications and its affiliates.
     During the term of the Standstill Agreement, Nextel Communications and its controlled affiliates have agreed not to nominate to our Board of Directors, nor will they vote in favor of the election to the Board of Directors, any person who is an affiliate of Nextel Communications if the election of such person to the Board of Directors would result in more than two affiliates of Nextel Communications serving as directors. Nextel Communications has also agreed that if at any time during the term of the Standstill Agreement more than two of its affiliates are directors, Nextel Communications will use its reasonable efforts to cause such directors to resign to the extent necessary to reduce the number of directors on our Board of Directors that are affiliates of Nextel Communications to two.
     Registration Rights Agreement
     In connection with our emergence from Chapter 11 reorganization in November 2002, we entered into a Registration Rights Agreement with Nextel Communications and certain of our other security holders. Under the terms of the Registration Rights Agreement, we agreed to register with the Securities and Exchange Commission (the “SEC”), in the aggregate, 68,767,698 shares of our common stock and $98,219,990 principal amount of our 13% senior secured discount notes due 2009, of which Nextel Communications owned 42,712,128 shares of the common stock and $50,900,000 principal amount of the notes. In accordance with the Registration Rights Agreement and the related registration statement, Nextel Communications sold 18,000,000 and 10,000,000 shares of common stock in fully underwritten registered offerings in November 2003 and September 2005, respectively. During 2004, we purchased or defeased all of our 13% senior secured discount notes due 2009.
     Convertible Notes
     In addition to the subject securities, we issued 2.875% convertible notes due 2034 in January 2004 that are convertible into approximately 11,269,800 shares of our common stock based on the current conversion rate of such notes and 2.75% convertible notes due 2025 in August 2005 that are convertible into approximately 6,988,450 shares of our common stock based on the current conversion rate of such notes. In connection with the issuance of such notes, we entered into indentures with The Wilmington Trust Company, as Indenture Trustee, and registration rights agreements with the initial purchasers of such notes. Under the terms of those registration rights agreements, we have filed registration statements to register the notes and the common stock issuable upon the conversion of the notes that will cover sales to third parties by the holders of such notes or common stock.
Item 6. Purposes of the Transaction and Plans or Proposals.
     (a) Purposes. The information set forth in the Offering Circular under the heading “The Offer - Background and Purpose” is incorporated herein by reference.
     (b) Use of Securities Acquired: The Notes acquired pursuant to the Offer will be cancelled by the Company.
     (c) Plans.
     (1) None.

     (2) None.
     (3) The information set forth in the Offering Circular under the heading “Capitalization” is incorporated herein by reference.
     (4) None.
     (5) None.
     (6) None.
     (7) None.
     (8) None.
     (9) None.
     (10) None.
Item 7. Source and Amount of Funds and Other Consideration.
     (a) Source of Funds. The information set forth in the Offering Circular under the headings “Fees and Expenses” and “Capitalization” is incorporated herein by reference.
     (b) Conditions. Not applicable.
     (d) Borrowed Funds. Not applicable.
Item 8. Interest in Securities of the Subject Company.
     (a) Securities Ownership. The information set forth in the Offering Circular under the heading “Interest of Directors and Executive Officers of NII Holdings” is incorporated herein by reference.
     (b) Securities Transactions. The information set forth in the Offering Circular under the heading “Interest of Directors and Executive Officers of NII Holdings” is incorporated herein by reference.
Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
     (a) Solicitations or Recommendations. The information set forth in the Offering Circular under the heading “Financial Advisor, Information Agent and Conversion Agent” is incorporated herein by reference.
Item 10. Financial Statements.
     (a) Financial Information. The information set forth in the Offering Circular under the heading “Ratio of Earnings to Fixed Charges” is incorporated herein by reference. In addition, the information set forth under Part II, Item 8 and Part IV, Item 15(a)(1) of our Annual Report on Form 10-K for the fiscal year ended December 31, 2005 and under Part I, Item 1 of our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006 is incorporated herein by reference and may be accessed electronically on the SEC’s website at http://www.sec.gov.

     (b) Pro Forma Information. Not applicable.
     Item 11. Additional Information.
     (a) Agreements, Regulatory Requirements and Legal Proceedings.
     (1) None.
     (2) We are not aware of any governmental of federal or state regulatory approvals required for the consummation of the Offer, other than compliance with applicable securities laws.
     (3) Not applicable.
     (4) Not applicable.
     (5) None.
     (b) Other Material Information. None.
Item 12. Exhibits.

Exhibit Number	Description

(a)(1)(i)	Offering Circular dated November 13, 2006.

(a)(1)(ii)	Form of Letter of Transmittal.

(a)(1)(iii)	Form of Letter to Registered Holders and DTC Participants.

(a)(1)(iv)	Form of Letter to Clients.

(a)(1)(v)	Press Release Regarding Offer dated November 13, 2006.

(b)	None.

(d)(i)	Registration Rights Agreement, as of November 12, 2002, between NII Holdings and Eligible Holders (incorporated by reference to Exhibit 10.19 to NII Holdings’ Form S-1, File No. 333-102077, filed on December 20, 2002).

(d)(ii)	Standstill Agreement, dated as of November 12, 2002, among NII Holdings, Nextel Communications, Inc. and certain other parties thereto (incorporated by reference to Exhibit 10.21 to NII Holdings’ Form S-1, File No. 333-102077, filed on December 20, 2002).

(d)(iii)	Form of Indenture governing our 2.875% convertible notes due 2034, dated as of January 30, 2004, by and between NII Holdings, Inc. and Wilmington Trust Company, as Indenture Trustee (incorporated by reference to Exhibit 4.5 to NII Holdings’ Form 10-K, File No. 0-32421, filed on March 12, 2004).

Exhibit Number	Description

(d)(iv)	Form of Registration Rights Agreement related to our 2.875% convertible notes due 2034, dated as of January 27, 2004, by and between NII Holdings, Inc. and Banc of America Securities LLC as the initial purchaser (incorporated by reference to Exhibit 10.24 to NII Holdings’ Form 10-K, File No. 0-32421, filed on March 12, 2004).

(d)(v)	Indenture governing our 2.75% convertible notes due 2025, dated as of August 15, 2005, by and between NII Holdings, Inc. and Wilmington Trust Company, as Indenture Trustee (incorporated by reference to Exhibit 4.1 to NII Holdings’ Form 10-Q, File No. 0-32421, filed on November 9, 2005).

(d)(vi)	Registration Rights Agreement related to our 2.75% convertible notes due 2025, dated as of August 15, 2005, by and between NII Holdings, Inc., and Goldman, Sachs & Co. (incorporated by reference to Exhibit 10.2 to NII Holdings’ Form 10-Q, File No. 0-32421, filed on November 9, 2005).

(g)	None.

(h)	None.
Item 13. Information Required by Schedule 13E-3.
     Not applicable.

SIGNATURE
     After due inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NII HOLDINGS, INC.
By:	/s/ Daniel E. Freiman
Daniel E. Freiman
Vice President and Controller

Dated: November 13, 2006

EXHIBIT INDEX

Exhibit
Number	Description

(a)(1)(i)	Offering Circular dated November 13, 2006.

(a)(1)(ii)	Form of Letter of Transmittal.

(a)(1)(iii)	Form of Letter to Registered Holders and DTC Participants.

(a)(1)(iv)	Form of Letter to Clients.

(a)(1)(v)	Press Release Regarding Offer dated November 13, 2006.

(b)	None.

(d)(i)	Registration Rights Agreement, as of November 12, 2002, between NII Holdings and Eligible Holders (incorporated by reference to Exhibit 10.19 to NII Holdings’ Form S-1, File No. 333-102077, filed on December 20, 2002).

(d)(ii)	Standstill Agreement, dated as of November 12, 2002, among NII Holdings, Nextel Communications, Inc. and certain other parties thereto (incorporated by reference to Exhibit 10.21 to NII Holdings’ Form S-1, File No. 333-102077, filed on December 20, 2002).

(d)(iii)	Form of Indenture governing our 2.875% convertible notes due 2034, dated as of January 30, 2004, by and between NII Holdings, Inc. and Wilmington Trust Company, as Indenture Trustee (incorporated by reference to Exhibit 4.5 to NII Holdings’ Form 10-K, File No. 0-32421, filed on March 12, 2004).

(d)(iv)	Form of Registration Rights Agreement related to our 2.875% convertible notes due 2034, dated as of January 27, 2004, by and between NII Holdings, Inc. and Banc of America Securities LLC as the initial purchaser (incorporated by reference to Exhibit 10.24 to NII Holdings’ Form 10-K, File No. 0-32421, filed on March 12, 2004).

(d)(v)	Indenture governing our 2.75% convertible notes due 2025, dated as of August 15, 2005, by and between NII Holdings, Inc. and Wilmington Trust Company, as Indenture Trustee (incorporated by reference to Exhibit 4.1 to NII Holdings’ Form 10-Q, File No. 0-32421, filed on November 9, 2005).

(d)(vi)	Registration Rights Agreement related to our 2.75% convertible notes due 2025, dated as of August 15, 2005, by and between NII Holdings, Inc., and Goldman, Sachs & Co. (incorporated by reference to Exhibit 10.2 to NII Holdings’ Form 10-Q, filed on November 9, 2005).

(g)	None.

(h)	None.